Exhibit 2.1

Execution Version

Dated 4 December 2012

INDAP SWEDEN AB

and

BAXTER INTERNATIONAL INC.

SHARE PURCHASE AGREEMENT

Regarding the sale and purchase of all shares in Indap Holding AB

Table of Contents

Contents	Page

Background	1

1 Definitions	1

2 Sale and Purchase of the Shares	10

3 Purchase Price	10

4 Conditions	11

5 Pre-Closing	13

6 Closing	18

7 Post-Closing Adjustments	21

8 Post-Closing Obligations	22

9 Warranties	23

10 Seller’s Liability for Breach of Warranties, etc.	24

11 Limitation of Liability	25

12 Third Party Claims	29

13 Confidentiality	30

14 Other Provisions	30

Schedule 1 List of Subsidiaries

Schedule 2, Part 1 Accounting Principles

Schedule 2, Part 2 Principles for Calculating Net Indebtedness

Schedule 2, Part 3 Principles for Calculation of Working Capital

Schedule 3 [Intentionally Omitted]

Schedule 4 Seller’s Warranties

Schedule 4, Exhibit A Management Accounts

Schedule 4, Exhibit B Owned Properties

Schedule 5 Purchaser’s Warranties

Schedule 6 Data Room

Schedule 7 Escrow Agreement

Schedule 8 Key Employees

i

Schedule 9 The Relevant Competition Authorities

Schedule 10 Press Releases

Schedule 11 Customers and Suppliers

Schedule 12 Material Contracts

Schedule 13 Form of certificate pursuant to Clause 6.5.2(v)

Schedule 14, Part 1 U.S. Subsidiaries Purchase Agreement

Schedule 14, Part 2 German Subsidiaries Purchase Agreement

Pursuant to Item 601(b)(2) of Regulation S-K, all schedules listed herein have been omitted, and the Purchaser agrees to supplementally furnish a copy of such schedules to the Securities and Exchange Commission upon request.

ii

This Share Purchase Agreement is made on this day by and between:

(1)	INDAP SWEDEN AB, a company organised under the laws of Sweden, c/o Linklaters Advokatbyrå AB, Regeringsgatan 67, SE-103 98 Stockholm, Sweden (the “Seller”); and

(2)	BAXTER INTERNATIONAL INC., a Delaware corporation, One Baxter Parkway, Deerfield, Illinois 60015, United States of America (the “Purchaser”).

Background

(A)	All of the Shares (as defined below) in Indap Holding AB, Registration Number 556680-3879, Box 10101, SE-220 10 Lund, Sweden, (the “Company”) are owned by the Seller.

(B)	The Company owns, directly or indirectly, all the shares in the Subsidiaries (as defined below).

(C)	The Seller has agreed to sell the Shares and the Purchaser has agreed to purchase the Shares on and subject to the terms and conditions of this Agreement.

1	Definitions

The following terms, used in this Agreement, have the following meanings:

“Accounting Principles” means the Company’s accounting principles, policies, practices, procedures, estimates and assessments as described in Schedule 2, Part 1;

“Action” means any claim, action, charge, complaint, suit, litigation, investigation, arbitration, grievance, notice, citation, audit or proceeding, whether in law or in equity, by or before any Governmental Authority or other third party;

“Adjustment Amount” means the difference between the Preliminary Purchase Price and the Purchase Price;

“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, provided that neither the Company nor any of its Subsidiaries shall be considered an Affiliate of Seller after the Closing. For the purposes of this definition “control” when used in respect of any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings however, no portfolio company of the Institutional Owners (other than any entity that directly or indirectly controls or is controlled by the Company) shall be deemed to be an affiliate of the Seller;

“Agreement” means this share purchase agreement with all schedules and exhibits attached hereto;

“Applicable Rate” means 5% per annum;

“Audited Accounts” means the Company’s consolidated and audited annual report as of the Balance Sheet date as set forth in folder 13.1.2.5.11 of the Data Room, including the balance sheet as of the Balance Sheet Date and the related statements of income and cash flows (or the equivalent) for the fiscal year ended on the Balance Sheet Date;

“Balance Sheet Date” means 31 December 2011;

“Bank Facility” means the EUR 422,000,000, SEK 1,021,000,000 and USD 559,000,000 facilities agreement dated 24 November 2011 between, inter alia, Gambro AB, the Company and Nordea Bank AB (publ);

“Base Working Capital” means SEK 2,950,000,000;

“Business Day” means a day on which banks are generally open for business and not required or authorized by law to be closed in Jersey, Luxembourg, Sweden or New York, New York USA (excluding Saturdays, Sundays and public holidays);

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation and any and all other ownership interests in a Person, including membership interests, partnership interests, joint venture interests and beneficial interests, and any and all warrants, options or rights to purchase, acquire or otherwise obtain any of the foregoing (or any rights with respect thereto);

“Closing” means the completion of the following transactions (all of which shall happen on the same day and only in the following order) pursuant to Clause 6 (Closing); provided that either or both of items (i) and (ii) may be waived in writing by the Purchaser:

(i)	sale and purchase by the Purchaser or an Affiliate of the Purchaser of all of the Capital Stock of all of the Company’s Subsidiaries organized under the laws of the United States in accordance with the U.S. Subsidiaries Purchase Agreement to be entered into prior to Closing in substantially the form attached hereto as Schedule 14, Part 1 to this Agreement (the “U.S. Subsidiaries Purchase Agreement”) in exchange for a promissory note as described therein (the “U.S. Note”);

(ii)	immediately thereafter, the sale and purchase by the Purchaser or an Affiliate of the Purchaser of all of the Capital Stock of all of the Company’s Subsidiaries organized under the laws of Germany in accordance with the German Subsidiaries Purchase Agreement to be entered into prior to Closing in substantially the form attached as Schedule 14, Part 2 to this Agreement (the “German Subsidiaries Purchase Agreement”) in exchange for a promissory note as described therein (the “Germany Note,” and together with the U.S. Note, the “Promissory Notes”); and

(iii)	immediately thereafter, the sale and purchase of the Shares;

“Closing Date” means the date on which Closing takes place;

“Closing Expenses” has the meaning given to it in Clause 6.2;

“Company” has the meaning given to it in recital (A);

“Company Expenses” means the fees and expenses (including fees, costs and expenses of legal counsel, accountants, investment bankers or brokers) of the Company and the Subsidiaries incurred in connection with the negotiation of this Agreement, the performance of their respective obligations hereunder and the consummation of the transactions contemplated hereby, in each case to the extent not paid or properly reserved for and included in Working Capital;

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, services or research or development of any of the Group Companies or any of their respective suppliers, licensors, licensees, distributors, customers, independent contractors or other business relations. Confidential Information includes the following: (i) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and other confidential or proprietary information about, any of the Group Companies’ suppliers, licensors, licensees, distributors, customers, independent contractors or other business relations; (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, research, records, reports, manuals, documentation, models, data and data bases relating thereto; (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable); and (v) information regarding other Intellectual Property. Confidential Information shall not include any information that is or becomes generally known to and available for use by the public other than as a result of the Seller’s or any its Affiliates’ acts or omissions;

“Confidentiality Agreement” has the meaning given to it in Clause 13.1;

“Contract” means any agreement, note, mortgage, indenture, lease, sublease, deed of trust, license, plan, instrument, undertaking, arrangement or other contract, whether written or oral;

“Data Room” means the virtual data room furnished by Linklaters containing documents and information relating to the Group made available by the Seller, as it existed (in a view made available to Sean Kramer of Kirkland & Ellis LLP) at 8:00 a.m. CST on 30 November 2012 (a copy of which in such form is contained on the DVD(s) attached as Schedule 6);

“Disputed Matters” means the items in the calculation of the Purchase Price on which the parties are unable to agree following an objection as described in Clause 7.2;

“Employee Benefit Plan” means each (i) welfare, pension (including defined benefit and multiemployer pension plans) or retirement plan, (ii) collective bargaining agreement or agreement with any labor union or works council, (iii) other bonus, profit sharing, 401(k), retirement, post-employment welfare, stock purchase, equity or quasi-equity, deferred compensation, severance, change of control, vacation, sick leave, gratuity, health or other welfare benefit plan, program, policy, agreement or arrangement or other material benefit plan, program, policy, agreement or arrangement;

“Encumbrance” means any claim, charge, pledge, mortgage, hypothecation, lien (statutory or otherwise), security agreement, easement, option, equity, retention of title, right of pre-emption, right of first refusal, third party right or security interest of any kind, preference, priority or other encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device);

“Enterprise Value” means SEK 26,500,000,000;

“Environmental and Safety Requirements” means, whenever enacted or in effect, all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of Law, all judicial and administrative orders and determinations, in each case concerning public health and safety, worker health and safety, pollution or protection of the environment, including all those relating to the presence, use, production, sale, marketing, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of, or exposure to, any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, radiation or radon;

“Escrow Account” means an interest-bearing bank account in the joint names of the Seller and the Purchaser with the Escrow Agent and subject to the terms of the Escrow Agreement;

“Escrow Agent” means Nordea Bank AB (publ), or such other bank as the parties agree;

“Escrow Agreement” means the agreement governing the Escrow Account to be entered into on Closing between the Seller, the Purchaser and the Escrow Agent substantially in the form as attached hereto as Schedule 7;

“Escrow Amount” means SEK 2,200,000,000;

“Escrow Funds” means the amount from time to time standing to the credit of the Escrow Account in immediately available cleared funds and any interest accrued or accruing on such amount;

“Estimated Net Indebtedness” means the Seller’s reasonable estimate of the Net Indebtedness, to be notified by the Seller to the Purchaser pursuant to Clause 6.3 (Notification of Estimated Net Indebtedness and Estimated Working Capital);

“Estimated Working Capital Adjustment” means the amount by which the Estimated Working Capital exceeds the Base Working Capital (which amount shall be added to the Enterprise Value for the purposes of Clause 6.2.1), or the amount by which the Estimated Working Capital is less than the Base Working Capital (which amount shall be deducted from the Enterprise Value for the purposes of Clause 6.2.1).

“Estimated Working Capital” means the Seller’s reasonable estimate of the Working Capital, to be notified by the Seller to the Purchaser pursuant to Clause 6.3 (Notification of Estimated Net Indebtedness and Estimated Working Capital);

“EUR” means Euros, the lawful currency of the European Union;

“EUR Tranche” means EUR 860,000,000;

“Expert” means a firm of independent internationally recognized accountants to be agreed by the Seller and the Purchaser within twenty (20) days of the expiry of the time period referred to in Clause 7.4 and, failing such agreement within the said time, the Seller and the Purchaser shall each name an accounting firm to act on their behalf, and those accounting firms shall jointly agree upon the independent accounting firm to review the underlying dispute;

“Fairly Disclosed” means disclosure with sufficient detail to identify to the Purchaser or the Purchaser’s outside legal advisers the nature and scope of the matter disclosed; provided that (i) such disclosure shall only constitute an item that is Fairly Disclosed to the extent the disclosure would allow a diligent person skilled in the field to which the information relates (e.g. business administration, accounting, regulatory, legal, etc.) to reasonably discern the relevance of such matter, including the substance of any potential claim, loss, liability or disadvantage based on reading and analysing such information, (ii) any Contract or other item referred to, but not included in, the Data Room shall not constitute a Contract or item that has been Fairly Disclosed unless the material terms of such item has been included in the Data Room, (iii) nothing within the Data Room shall be deemed to be Fairly Disclosed unless such materials were presented in an orderly and discernible manner allowing a prudent Person to have reasonably understood the consequences of such disclosure;

“Financial VDDR” means the financial due diligence report of the Group prepared by PricewaterhouseCoopers dated 31 August 2012;

“Financing” has the meaning given to it in Clause 5.8.1;

“401(k) Plans” has the meaning given to it in Clause 5.9;

“Governmental Authority” means any foreign or domestic, federal, state, municipal, local or other government, governmental, legislative, regulatory or administrative authority, agency or commission or any court, tribunal or other judicial body;

“Group” or “Group Companies” means the Company and its Subsidiaries (including those Subsidiaries set out in Schedule 1) and “Group Company” means any of them;

“Guaranty” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable for the debt, obligation or other liability of any other Person, or guaranties of the payment of dividends or other distributions upon the shares of any other Person;

“IFRS” means the International Financial Reporting Standards as adopted by the European Union;

“Institutional Directors” means Christer Eriksson, Harry Klagsbrun, Carl Johan Renström, and Helena Saxon;

“Institutional Owners” means (i) EQT IV Limited, acting in its capacity as General Partner of EQT IV (General Partner) Limited Partnership, in turn acting in its capacity as (a) General Partner of the EQT IV (No. 1) Limited Partnership, EQT IV (No. 2) Limited Partnership and (b) Managing Limited Partner of the EQT IV GmbH & Co. KG and (c) Manager of the EQT IV Co-Investment Scheme; and (ii) Investor AB (publ);

“Intellectual Property” means trade marks, trade names, domain names, logos, patents, inventions, registered and unregistered design rights, copyrights, database rights and all other intellectual or industrial proprietary rights including any registration of such rights and applications and rights to apply for such registration;

“International Trade Laws and Regulations” means all federal, state, local and foreign statutes, executive orders, proclamations, regulations, rules, directives, decrees, ordinances and similar provisions having the force or effect of Law and all judicial and administrative orders concerning the importation of merchandise, the export or re-export of products, services and technology, the terms and conduct of international transactions, making or receiving international payments, including the Tariff Act of 1930 as amended and other Laws administered by the United States Customs Service, the Export Administration Act of 1979 as amended, the Export Administration Regulations, any other export controls administered by an agency of the United States government, executive orders of the President regarding embargoes and restrictions administered by the United

States Office of Foreign Assets Control, prohibitions or restrictions on the importation of merchandise made with the use of slave labor, the Foreign Corrupt Practices Act, the antiboycott regulations administered by the United States Department of Commerce, the antiboycott regulations administered by the United States Department of the Treasury, legislation and regulations of the United States and other countries implementing the North American Free Trade Agreement, and the authorization to hold an ownership interest in a business located in a country other than the United States, antidumping and countervailing duty Laws and regulations, Laws and regulations by other countries concerning the ability of U.S. Persons to own businesses and conduct business in those countries, restrictions by other countries on holding foreign currency and repatriating funds, Laws and regulations relating to data privacy and security (including the transfer of data across international borders) and other Laws and regulations adopted by the governments or agencies of other countries relating to the same subject matter as the United States statutes and regulations described above (to the extent such laws do not conflict with or contradict United States Laws);

“Investment” as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest (including limited liability company interests, partnership interests and joint venture interests) of any other Person and (ii) any capital contribution by such Person to any other Person;

“Key Employees” means the individuals set out in Schedule 8 (Key Employees);

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other constitution, law, statute, treaty, rule, regulation, ordinance or code and, to the extent of the Seller’s knowledge, any binding case law or principle of common law;

“LCIA Rules” has the meaning given to it in Clause 14.8.1;

“Long Stop Date” means 4 April 2013; provided that the Long Stop Date shall be automatically extended to 4 June 2013 if the sole condition not satisfied (other than those customarily satisfied at the Closing) as of 4 April 2013 is the condition set forth in Clause 4.1.1;

“Losses” means all losses, liabilities, costs (including, without limitation, reasonable legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“Management Accounts” means the unaudited management accounts as set forth in Folders 18.2.9, 18.2.19, 18.2.21, 18.2.22.1 and 18.2.22.2 of the Data Room (all of which are attached to this Agreement in Schedule 4, Exhibit A) as of September 30, 2012 and for the nine-month period then ended (the “Relevant Management Accounts Date”);

“Material Adverse Effect” means any change, circumstance, event or condition that has been or would reasonably be expected to be materially adverse to the operations, business, financial condition or results of operations of the Group, taken as a whole (it being understood and agreed that where the failures of the Seller’s Warranties to be true and correct (without giving effect to any materiality qualifier therein) have resulted in, or would be reasonably expected to result in, individually or in the aggregate, a reduction in the EBITDA for the Group of SEK 417,000,000 or more for the 12-month period following the breach (or, if applicable, series of breaches), such failures shall be deemed to constitute a Material Adverse Effect), other than any changes, circumstances, events or conditions resulting, directly or indirectly, from: (i) the announcement of the transactions contemplated by this Agreement or the performance of any obligation hereunder (including any loss of employees, any cancellations or delays in customer orders or any disruption in supplier, distribution, partner or similar relationships, in each case to the extent resulting from such announcement or performance); (ii) changes in general economic conditions in any of the markets in which the Group operate (including changes or developments in prevailing interest rates, credit markets, general economic or business conditions or currencies exchange rates or general political conditions); (iii) any change in the financial, banking, currency or capital markets in general; (iv) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date of this Agreement, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (v) changes in any Law or interpretations thereof; (vi) changes in IFRS or official interpretations thereof; (vii) the failure of the Group, in and of itself, to meet projections or forecasts (without excusing the underlying causes of such failure to meet projections or forecasts); (viii) any labour strike or similar; or (ix) any divestiture agreement or other action or remedy required by any Relevant Competition Authority as a condition for obtaining merger control clearances or other approvals, which are required for the transactions contemplated under this Agreement to complete;

“Material Contracts” means written or oral:

(i)	Contract under which the Company or any of its Subsidiaries has advanced or loaned any other Person amounts in the aggregate exceeding SEK 20,000,000;

(ii)	agreement or indenture relating to borrowed money or other indebtedness or the mortgaging, pledging or otherwise placing an Encumbrance on any material asset or group of assets of the Company or any of its Subsidiaries other than the Bank Facility;

(iii)	Contract or group of related Contracts with the same party or group of affiliated parties, including outstanding purchase orders and other Contract(s) requiring the Company or any of its Subsidiaries to make purchases from or sales to any other Person (including such Person’s Affiliates), the performance of which involves consideration not yet paid in the aggregate in excess of SEK 20,000,000;

(iv)	Contract including any “most favored nation” or similar provisions;

(v)	Contract prohibiting it from freely engaging in any business or competing anywhere in the world, including any exclusive distributor Contracts; or

(vi)	any other Contract which is material to its operations and business prospects or involves a consideration in excess of SEK 20,000,000 annually;

“Net Indebtedness” means the Group’s net debt as at immediately prior to the Closing on the Closing Date determined and calculated in accordance with Schedule 2, Part 2;

“Owned Properties” has the meaning given to it in Clause 8.2 of Schedule 4;

“Permitted Encumbrances” means (i) Encumbrances for Taxes not delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which adequate reserves have been established on the Audited Accounts or the Management Accounts in accordance with the Accounting Principles consistently applied, (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the ordinary course of business for amounts which are not due and payable and which would not, individually or in the aggregate, be material to Company’s or its Subsidiaries’ business as currently conducted thereon and (iii) Encumbrances arising from zoning ordinances which are not material to the Company’s or its Subsidiaries’ business as currently conducted thereon;

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or governmental entity (whether foreign, federal, state, county, city or otherwise and including any instrumentality, division, agency or department thereof);

“Preliminary Purchase Price” has the meaning given to it in Clause 6.2.1;

“Purchaser Due Diligence Reports” means the due diligence reports prepared by the Purchaser’s outside legal advisors and provided to the Purchaser on or prior to the date of this Agreement;

“Purchase Price” has the meaning given to it in Clause 3.1;

“Purchaser Parties” means the Purchaser and its Affiliates (including, after the Closing, the Company and its Subsidiaries, but excluding Seller and its Affiliates) and their respective stockholders, officers, directors, employees, agents, partners, members, representatives, successors and assigns;

“Purchaser’s Group” means any entity directly or indirectly controlling or controlled by or under common control with the Purchaser, by means of a majority of shares or otherwise;

“Relevant Competition Authorities” means the competition authorities required to approve the transactions contemplated by this Agreement including but not limited to those listed in Schedule 9;

“Relevant Management Accounts Date” has the meaning given to it under the definition of Management Accounts;

“Resigning Directors” means the Institutional Directors and each other director resigning in accordance with Clause
6.5.2(v)(C);

“SEK” means Swedish krona, the lawful currency of Sweden;

“SEK Tranche” has the meaning given to it in Clause 3.2.1;

“Seller’s Group” means the Seller and its Affiliates from time to time, excluding the Group Companies;

“Seller’s Lawyers” means Linklaters Advokatbyrå Aktiebolag;

“Seller’s Warranties” means the warranties given by the Seller pursuant to Clause 9 (Warranties) and Schedule 4 (Seller’s Warranties) and “Seller’s Warranty” means any one of them;

“Shares” means all the 10,000 shares in the Company representing a total share capital (Sw. Aktiekapital) of SEK 1,000,000;

“Signing Date Exchange Rate” means for a transaction between two currencies the close spot mid-trade composite rate as quoted on Bloomberg on the Business Day immediately preceding the date of this Agreement or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted;

“Specified Warranties” means Clause 1.1 (The Shares and the Group Companies), Clause 1.2 (Incorporation), Clause 4.1 (Authorization), Clause 5 (Subsidiaries), Clause 15 (Brokerage) and Clause 16 (Affiliate Transactions) of Schedule 4 (Seller’s Warranties);

“Subsidiaries” means with respect to any Person, any other Person that is owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For the purposes of this definition “controlled” when used in respect of any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise, and shall include (i) with respect to a corporation, the ownership at least 50% of the total voting power of shares entitled to vote in the election of directors, managers or trustees thereof and (ii) with respect to a partnership, limited liability company, association, joint venture or other business entity, the ownership of at least 25% of such entity;

“Subsidiary” means any one of them;

“Surviving Clauses” means Clauses 1 (Definitions), 13 (Confidentiality), 14.1 (Whole Agreement), 14.3 (Variation), 14.4 (Costs), 14.5 (Notices), 14.6 (Invalidity), 14.7 (Governing Law) and 14.8 (Arbitration), and the remainder of Clause 14;

“Tax” or “Taxes” means any and all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, unclaimed property or escheatment, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other tax of any kind whatsoever, including all penalties, charges, costs, and interest or other addition relating thereto, whether disputed or not;

“Tax Authority” means any government, state or municipality or any local, state, federal or taxing or other authority, body of official anywhere in the world responsible, in accordance with applicable law in the respective jurisdiction, for the for the administration and/or collection of taxation or enforcement of any law in relation to Taxes;

“Tax Return” means any return, declaration, report, claim for refund, elections or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

“Third Party Rights” means any interest or equity of any Person or any mortgage, charge, claim, assignment, equitable interest, lien, option, pledge, Encumbrance, security interest or other form of security, any right of first refusal or any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any agreement to create any of the above;

“USD” means United States dollars, the lawful currency of the United States of America;

“VAT” means value added Tax and/or any similar sales or turnover Tax;

“Warranties” means the warranties set out in Clause 9 (Warranties) or Schedule 4 (Seller’s Warranties) and “Warranty” means any one of them;

“Working Capital” means the Group’s working capital as at 12:01 a.m. CEST on the Closing Date determined and calculated in accordance with Schedule 2, Part 3; and

“Working Capital Adjustment” means the amount by which the Working Capital exceeds the Base Working Capital (which amount shall be added to the Enterprise Value for the purposes of Clause 3.1), or the amount by which the Working Capital is less than the Base Working Capital (which amount shall be deducted from the Enterprise Value for the purposes of Clause 3.1).

2	Sale and Purchase of the Shares

2.1	On and subject to the terms and conditions of this Agreement, the Seller agrees to sell, convey, assign, transfer and deliver, and the Purchaser agrees to purchase from the Seller, all of the Shares, free and clear of all Third Party Rights.

2.2	The Shares shall be sold together with all rights and advantages attaching to them as at Closing (including, without limitation, the right to receive all dividends or distributions declared, made or paid on or after Closing).

3	Purchase Price

3.1	Amount

The consideration for the purchase of the Shares under this Agreement (the “Purchase Price”) shall be an amount in cash equal to the aggregate of:

3.1.1	the Enterprise Value; less

3.1.2	the Net Indebtedness; plus or less

3.1.3	the Working Capital Adjustment.

3.2	Split of Currencies

3.2.1	The Purchase Price shall be settled by (i) a partial payment consisting of the EUR Tranche; and (ii) the residual amount of the Purchase Price (being the Purchase Price less the SEK equivalent of the EUR Tranche, calculated by applying the Signing Date Exchange Rate) shall be settled in SEK (the “SEK Tranche”).

3.2.2	For the avoidance of doubt, the principle in Clause 3.2.1 shall be applied to the payment of the Preliminary Purchase Price pursuant to Clause 6.2.1, whereby the SEK Tranche shall be deemed to be the difference between the Preliminary Purchase Price and the SEK equivalent of the EUR Tranche, calculated by applying the Signing Date Exchange Rate.

3.3	Reduction of Purchase Price

Any payment made by the Seller to the Purchaser in respect of any claim for breach of any Seller’s Warranty pursuant to Clause 10 (Seller’s Liability for Breach of Warranties, etc.), including, for the avoidance of doubt, any claims settled by way of payment from the Escrow Account, shall be made by way of adjustment of the Purchase Price and the Purchase Price shall be deemed to have been reduced by the amount of such payment.

4	Conditions

4.1	Conditions Precedent

4.1.1	The agreement to sell and purchase the Shares contained in Clause 2 (Sale and Purchase of the Shares) is conditional upon the Relevant Competition Authorities granting clearance, consent or approval of the proposed acquisition of the Shares, or, to the extent applicable, applicable waiting periods in lieu of such consents or approvals having expired or been terminated.

4.1.2	The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is further subject to the satisfaction (or waiver in writing by the Purchaser) of the following conditions on or prior to the Closing Date:

(i)	(A) The warranties in Clause 1.1.1 and Clause 5 of Schedule 4 shall be true and correct in all respects at and as of the Closing, (B) the warranties in Clause 9.1 and Schedule 4 (other than Clause 1.1.1 and Clause 5 thereof) hereof shall be true and correct in all respects at and as of the Closing, in each case as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties, except where all failures of such warranties to be true and correct (without giving effect to any materiality qualifier therein) have not had, or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect and (C) Seller shall have performed all of the covenants and agreements required to be performed by it hereunder prior to the Closing, except where all such failures of such covenants and agreements to be performed in accordance with their terms have not resulted in, or would not reasonably be expected to result in, Losses in excess of SEK 660,000,000; and

(ii)	No injunction, judgment, court order, decree, award or legal proceeding shall have been enacted, entered or enforced by any Governmental Authority, which would prohibit or make illegal the consummation of the transactions contemplated by this Agreement.

4.2	Responsibility for Satisfaction

4.2.1

The Purchaser shall be responsible for the preparation of notifications to the Relevant Competition Authorities pursuant to Clause 4.1 and for any filing fees incurred in relation to such notifications; provided that the Seller shall be responsible for the preparation of its own notification(s) to Relevant Competition Authorities in jurisdictions where it is required to make such filings. The Purchaser (and to the extent applicable, the Seller) undertakes to submit such notifications as soon as possible. Within fifteen (15) Business Days of the date of this Agreement, the Purchaser and the Seller shall submit the Notification and Report Forms required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Purchaser shall submit a case team allocation request to the European Commission. The Purchaser and the Seller shall submit the remaining notification(s) as soon as practicable thereafter, with due regard for any required pre-filing consultation(s) and other issues that may apply to notifications in particular jurisdictions. The Purchaser undertakes diligently to submit appropriate briefing documents to the European Commission’s case team, including a draft of the notification. The Purchaser shall submit the formal notification to the European Commission within five (5) Business Days after the case team confirms the adequacy of the draft notification. The parties shall promptly provide each other with any assistance, information and documentation reasonably required to prepare the notifications. A party, which is notified by a competition authority that the condition in Clause 4.1 may not be satisfied, or that satisfaction may be delayed, or may be satisfied earlier than expected, shall immediately notify the other party.

4.2.2	The Purchaser and the Seller shall use all endeavours to ensure the satisfaction of the condition set out in Clause 4.1, including agreeing to any divestment or other concessions imposed or reasonably proposed by such authority as a condition to the granting of any clearance, to ensure that the condition in Clause 4.1 is fulfilled as soon as possible and, in any event, before the Long Stop Date. Notwithstanding anything in this Agreement to the contrary, the Purchaser shall not be required to license, sell, divest or dispose of, or to agree to license, sell, divest or dispose of, any of its (or any of its Affiliates’) or any of the Group’s assets (including any contract rights), businesses or products or product lines to the extent that (i) the aggregate revenue generated by all such assets, businesses, products or product lines are in excess of USD 150,000,000 in the fiscal year ended on 31 December 2011 or (ii) the aggregate revenue generated by all such assets, businesses, products or product lines in any country are in excess of USD 100,000,000 in the fiscal year ended on 31 December 2011.

4.2.3	Without prejudice to Clauses 4.2.1 and 4.2.2, the Seller and the Purchaser agree that all requests and enquiries from any government, governmental, supranational or trade agency, court or other regulatory body shall be dealt with by the Seller and the Purchaser in consultation with each other and the Seller and the Purchaser shall promptly co-operate with and provide all necessary information and assistance reasonably required by such government, agency, court or body upon being requested to do so by the other. Such cooperation shall include, without limitation (subject to appropriate protection in respect of confidential information) the provision of information, the communication of documents and the submission of arguments in good time in particular,

(i)	the Purchaser shall:

(a)	promptly notify and discuss with the Seller sufficiently in advance of any notification, submission, response to a request for information or other communication which it proposes to make or submit to a Relevant Competition Authority, and at the same time provide the Seller with copies of drafts thereof and any supporting documentation or information reasonably requested by the Seller;

(b)	take due consideration of any reasonable comments which the Seller may have in relation to any such draft notification, submission, response to a request for further information or other communication prior to making the relevant notification, submission, response or other communication;

(c)	keep the Seller fully informed as to the progress of any notification made to the each Relevant Competition Authority;

(d)	where reasonably requested by the Seller, permit the Seller or its advisers to attend all meetings with a Relevant Competition Authority and, where appropriate, to make oral submissions at such meetings; and

(e)	keep the Seller informed of any written or oral contact which the Purchaser may have with a Relevant Competition Authority (whether instigated by the Purchaser, the Relevant Competition Authority in relation to the merger investigation process) and

(ii)	the Seller shall:

(a)	promptly notify and discuss with the Purchaser sufficiently in advance of any notification, submission, response to a request for information or other communication which it proposes to make or submit to a Relevant Competition Authority, and at the same time provide the Purchaser with copies of drafts thereof and any supporting documentation or information reasonably requested by the Purchaser;

(b)	take due consideration of any reasonable comments which the Purchaser may have in relation to any such draft notification, submission, response to a request for further information or other communication prior to making the relevant notification, submission, response or other communication;

(c)	keep the Purchaser fully informed as to the progress of any notification made to the each Relevant Competition Authority;

(d)	keep the Purchaser informed of any written or oral contact which the Seller may have with a Relevant Competition Authority (whether instigated by the Seller or a Relevant Competition Authority in relation to the merger investigation process); and

(e)	not make any agreement with or commitment to any Relevant Competition Authority without the prior approval of the Purchaser.

4.3	Non-satisfaction

If the conditions in Clause 4.1 (Conditions Precedent) are not satisfied on or before the Long Stop Date, either party may terminate this Agreement at any time after the Long Stop Date by giving the other party a written notice of termination, and thereafter neither the Seller nor the Purchaser shall have any claim against the other party under it.

5	Pre-Closing

5.1	The Seller’s General Obligations Prior to Closing

Without prejudice to Clause 5.2 (The Seller’s Obligations in Relation to the Conduct of Business) and except as prohibited by applicable merger control rules, between the date of this Agreement and Closing the Seller shall, and shall procure that the Group Companies shall, obtain the express consent of the Purchaser in relation to all material matters concerning the running of the Group, such consent not to be unduly delayed or unreasonably withheld as further detailed in Clause 5.2 below.

5.2	The Seller’s Obligations in Relation to the Conduct of Business

5.2.1	Without prejudice to Clause 5.1 (The Seller’s General Obligations Prior to Closing), the Seller shall between the date of this Agreement and Closing procure that (i) no dividend or other distribution to the Seller or any of its Affiliates (other than any Group Company) is declared, and (ii) that each Group Company: shall carry on its business as a going concern in the ordinary course as carried on prior to the date of this Agreement and in its capacity as shareholders use reasonable best efforts to preserve the goodwill and organization of their business and the relationships with their customers, suppliers, employees and other Persons having business relations with the Company and its Subsidiaries, save in so far as agreed in writing by the Purchaser such consent not to be unreasonably withheld or delayed;

5.2.2	without prejudice to the generality of Clause 5.2.1, Seller shall not (and shall in its capacity as shareholders procure that no Group Company shall), without the prior written consent of the Purchaser such consent not to be unreasonably withheld or delayed:

(i)	enter into any contract that would reasonably be expected to inhibit, delay or interfere with Closing;

(ii)	fail to maintain in force all existing insurance policies in all material respects on the same terms and similar level of cover prevailing at the date of this Agreement for the benefit of the Group Companies, where, for the avoidance of doubt, any annual renewal of existing insurance policies shall never be deemed to constitute a breach of this Clause 5.2.2(ii);

(iii)	change any Group Company’s articles of association or bylaws (or any similar governing document), unless such change is required by applicable law provided that any such amendments shall be notified in writing to the Purchaser in advance, or pass or adopt any resolutions inconsistent with them;

(iv)	allot, issue, redeem or repurchase any shares, options, warrants, conversion or offer rights to purchase, subscribe for or acquire shares of Capital Stock of any Group Company or any securities convertible into or exchangeable for such shares;

(v)	grant any Encumbrance over any Group Company’s material assets or give or agree to give any material guarantee or indemnity, except for guarantees and indemnities given to parties that are not Affiliates of the Seller in the ordinary course of business;

(vi)	acquire or dispose of any asset (other than the acquisition or disposal of inventory or the purchase of capital equipment in the ordinary course of business and on arm’s length terms) or acquire by merger or consolidation with, purchase equity interests of or purchase substantially all of the assets of, or otherwise acquire, any business, or make any investment in, any Person or merge or consolidate with any Person;

(vii)	assign or otherwise transfer or dispose of, license or charge, or subject to any Encumbrance, any Group Company’s Intellectual Property other than non-exclusive licenses entered into in the ordinary course of business;

(viii)	fail to maintain, defend or diligently pursue application for any Group Company’s material Intellectual Property in accordance with past practice;

(ix)	discontinue or cease all or any material part of any Group Company’s business, or dissolve or enter into any plan of liquidation or dissolution or similar proceeding;

(x)	make any change to the Accounting Principles;

(xi)	undertake or discontinue, settle, or propose to settle any litigation in an amount exceeding SEK 10,000,000;

(xii)	amend in any material way, or terminate, or expressly waive compliance with any material term of or material breaches under, any Material Contract, or enter into any contract that would constitute a Material Contract if it had been entered into prior to the date of this Agreement;

(xiii)	enter into any capital commitments in excess of SEK 20,000,000 exclusive of VAT in aggregate;

(xiv)	make any material change to any cash management or capital expenditure practices or practices and procedures of any Group Company with respect to collection of trade accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control or reserves, prepayment of expenses, payment of trade accounts payable, accrual of expenses, deferral of revenue, and acceptance of customer deposits;

(xv)	take or omit to take any material action that has the effect of accelerating to pre-Closing periods sales to the trade or other customers that would otherwise be expected to occur after the Closing;

(xvi)	after 12:01 a.m. CEST on the Closing Date, make any distribution or payment of cash (other than with respect to payment of Closing Expenses in accordance with Clause 6.2), or take any action or omit to take any action in respect of Working Capital other than in the ordinary operation of the Company’s business;

(xvii)	make any loan to or Investment in any Person, execute any Guaranty, or borrow any money or otherwise incur or create any indebtedness other than in the ordinary course of business or under the Bank Facility to the extent any such amount unpaid as of Closing is included in the calculation of Net Indebtedness;

(xviii)	make any change in the terms of employment of any director or officer of the Group other than as required by the terms of such agreements in existence on the date of this Agreement or collective bargaining arrangements in existence on the date of this Agreement or in accordance with ordinary course past practice in respect of contracts that expire during such period;

(xix)	adopt or amend any employee benefit or welfare plan, policy or arrangement or increase the compensation, incentive arrangements or other benefits to any officer or employee of the Company or its Subsidiaries, except for increases or bonuses made in the ordinary course of business consistent with past custom and practice;

(xx)	directly or indirectly engage in any transaction, arrangement or contract with any officer, director, shareholder, trustee or beneficiary of any shareholder, member, manager or other insider or Affiliate of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past custom and practice;

(xxi)	(A) make, change or rescind any material election, claim, surrender or disclaimer relating to Tax, (B) change any annual Tax accounting period or consent to any extension or waiver of the limitations period applicable to any Tax claim, proceeding or assessment, (C) file any amended Tax Return, (D) enter into any agreement with any Taxing Authority, (E) settle any Tax claim or assessment relating to a Group Company, or (F) surrender any right to claim a refund of Taxes; or

(xxii)	agree to offer (in a form capable of acceptance) or otherwise commit to do any of the foregoing.

5.3	Information regarding the Seller’s Bank Account

At least three (3) Business Days prior to the Closing Date, the Seller shall provide the Purchaser with details of the accounts to which the Purchaser shall make payments in accordance with Clause 6.2.1.

5.4	General

Subject to the terms of this Agreement, each party shall use reasonable best efforts to take all actions and do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the conditions set forth in Clause 4.1 above). Without limiting the foregoing, the Seller shall execute and deliver all agreements and other documents required to be delivered by or on behalf of the Seller, the Company or any of its Subsidiaries under Clause 4.1 above.

5.5	Third Party Notices and Consents

The Seller shall, and shall cause the Group Companies to, use reasonable best efforts to give all required notices to third parties and obtain all third party consents required in connection with the matters contemplated by this Agreement, whether or not required to be obtained pursuant to Clause 4.1.

5.6	Access

Subject to applicable Law, the Seller shall (and the Seller shall, in its capacity as shareholder, cause the Group Companies to) afford, and cause its Subsidiaries, officers, managers, directors, employees and other agents to afford, to the Purchaser and its accounting, legal and other representatives and potential lenders (subject to the entering into confidentiality undertakings by such parties), as well as their respective officers, employees, affiliates and other agents, full and complete access at all reasonable times and during normal business hours, upon reasonable notice, to the Company’s and its

Subsidiaries’ personnel and to business, financial, legal, tax, compensation and other data and information concerning the Company’s and its Subsidiaries’ affairs and operations. The Seller shall (and the Seller shall cause the Company to) report to Purchaser, as and when requested, concerning the status of the operations, finances and affairs of the Company and its Subsidiaries.

5.7	Delivery of Interim Financial Statements

The Seller shall deliver to the Purchaser copies of the Company’s interim monthly and year-to-date consolidated financial statements (prepared in accordance with the Accounting Principles, consistently applied) as soon as reasonably practicable (and in any event within twenty (20) days) following the end of each monthly accounting period during the period between the date of this Agreement and the Closing. These financial statements shall include income statements, balance sheets, cash flow statements, profit and loss and other analyses, and comparisons to the Company’s budget (with written explanations for any material variances), as well as an explanation of the assumptions and the accounting policies and practices used in preparation thereof and such other matters as the Purchaser may reasonably request.

5.8	Financing Assistance

5.8.1	Prior to the Closing, the Seller shall, and shall in its capacity as shareholder cause the Group Companies to, and shall use its reasonable best efforts to cause each of their officers, employees and representatives to, provide to the Purchaser cooperation reasonably requested by the Purchaser in connection with the arrangement of the financing of the transactions contemplated by this Agreement (the “Financing”), including:

(i)	participating in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(ii)	facilitating customary due diligence as may be reasonably requested, including participating in due diligence calls and meetings;

(iii)	assisting with the timely preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing;

(iv)	furnishing, to the extent reasonably practicable, the Purchaser and its financing sources with relevant information (including customary audited and unaudited financial statements and assistance in the conversion of financial statements prepared under the current applicable accounting standards to U.S. Generally Accepted Accounting Principles) regarding the Group Companies as is necessary, customary or advisable in connection with the Financing;

(v)	using reasonable best efforts to obtain accountants’ comfort letters and consents as reasonably requested by the Purchaser; and

(vi)	entering into one or more credit or other agreements on terms satisfactory to the Purchaser in connection with the Financing immediately prior to the Closing to the extent direct borrowings or debt incurrences by the Company or any of its Subsidiaries are required by the Purchaser’s financing sources;

5.8.2	The Purchaser shall, promptly upon the written request of the Seller, reimburse the Seller, the Company and the Subsidiaries, as applicable, for all documented out-of-pocket costs incurred by the Seller, the Company or any Affiliate thereof in connection with the cooperation provided for in this Clause 5.8 (such reimbursement to be made promptly and in any event within ten (10) Business Days of delivery of reasonably acceptable documentation evidencing such expenses).

5.9	Termination of 401(k) Plans

If requested by the Purchaser not less than ten (10) Business Days before Closing, the Seller shall procure the appropriate resolutions to terminate each 401(k) plan maintained by any Group Company (the “401(k) Plans”) prior to the Closing Date. The Group Companies shall provide Purchaser with resolutions adopted by the board of directors of each Group Company sponsoring such 401(k) Plans, effectuating such terminations. The form and substance of such resolutions shall be subject to the reasonable advance approval of the Purchaser. The Purchaser shall permit all employees affected by the termination of the 401(k) Plans to enroll in the Purchaser’s 401(k) plan(s) as soon as reasonably practicable following the Closing, subject to such employees having met applicable eligibility requirements under the terms of such plans.

6	Closing

6.1	Date and Place

Subject to Clause 4 (Conditions), Closing shall take place at the offices of the Seller’s Lawyers on Regeringsgatan 67, Stockholm, Sweden at 09:00 am on the last Business Day of the month following the fulfilment or waiver of the conditions set out in Clause 4.1 (Conditions Precedent), however, should the time period between the fulfilment or waiver of the conditions set out in Clause 4.1 (Conditions Precedent) and the Closing Date be less than five (5) Business Days, Closing shall take place on the last Business Day of the following month.

6.2	Payment on Closing, etc.

On Closing, the Seller shall procure that the Company pays the Company Expenses and the Purchaser and its Affiliates (including the Group Companies) shall have no liability in respect of any Company Expenses (all such amounts paid on Closing in accordance with this sentence, the “Closing Expenses”). On Closing, the Purchaser shall

6.2.1	pay, to the account specified by the Seller in accordance with Clause 5.3, an amount (the “Preliminary Purchase Price”), split between the EUR Tranche and the SEK Tranche, which is equal to the aggregate of;

(i)	the Enterprise Value; less

(ii)	the Estimated Net Indebtedness; plus or less

(iii)	the Estimated Working Capital Adjustment; less

(iv)	the Escrow Amount;

6.2.2	pay the Escrow Amount to the Escrow Account. The Escrow Account including the Escrow Funds shall be held as security for any valid claim that the Purchaser may have under this Agreement or the Escrow Agreement as well as any payment by the Seller to the Purchaser due to any post-Closing adjustments pursuant to Clause 7 (Post-Closing Adjustments) and shall be held, disbursed and administrated by the Escrow Agent in accordance with the terms of the Escrow Agreement.

6.3	Notification of Estimated Net Indebtedness and Estimated Working Capital and Repayment of Amounts Owed under the Bank Facility

6.3.1	Five (5) Business Days prior to the Closing, the Seller shall notify the Purchaser of:

(i)	the Estimated Net Indebtedness (including, for the avoidance of doubt, any amount payable under the Bank Facilities), and shall cooperate with the Purchaser in its review of such calculation and reasonably consider all comments made by the Purchaser with respect thereto; and

(ii)	the Estimated Working Capital, and shall cooperate with the Purchaser in its review of such calculation and reasonably consider all comments made by the Purchaser with respect thereto.

6.3.2	On Closing the Purchaser shall procure that the Group Companies either (i) repay to the lenders any amount due under the Bank Facility to the extent set forth in payoff letters delivered to the Purchaser not less than three (3) Business Days prior to the Closing or (ii) at the Purchaser’s option, assume all or any part of such amounts to the extent not repaid in accordance with Clause 6.3.2(i).

6.4	Purchaser’s Other Closing Obligations

On Closing, the Purchaser shall:

6.4.1	deliver the Escrow Agreement duly executed by the Purchaser; and

6.4.2	deliver or make available to the Seller evidence of the due fulfilment of the condition set out in Clause 4.1.1.

6.5	Seller’s Other Closing Obligations

On Closing, the Seller shall:

6.5.1	deliver the Escrow Agreement duly executed by the Seller and the Escrow Agent;

6.5.2	deliver or make available to the Purchaser:

(i)	(A) the share certificates representing the Shares duly endorsed to the Purchaser; and (B) evidence that the Purchaser has been entered as owner of the Shares in the share register of the Company (Sw. aktiebok);

(ii)	powers of attorney (in such form as the Purchaser may reasonably require) issued by each Group Company authorising the persons specified by the Purchaser to act on behalf of the relevant Group Company;

(iii)	written resignations and confirmations (in such form as the Purchaser may reasonably require) by the Resigning Directors that none of them has any claim against any Group Company;

(iv)	evidence of releases of all Encumbrances (other than any Permitted Encumbrances) related to the assets and properties of the Company and its Subsidiaries under the Bank Facility and payoff letters with respect to the Bank Facility;

(v)	(A) a certificate signed by the Company in the form of Schedule 13 attached hereto, dated the date of the Closing, stating that the conditions specified in Clauses 4.1.1 and 4.1.2(i)-(ii) have been satisfied as of the Closing; (B) certified copies of the resolutions of the Seller’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby; (C) the resignations, effective as of the Closing, of each director (in such capacity as a director) of the Company and its Subsidiaries, except to the extent Purchaser identifies in writing to the Seller any exceptions at least two (2) Business Days prior to the Closing; and (D) subject to repayment of the Bank Facility, confirmation that all amounts owing by a Group Company to the Seller or any of its Affiliates (other than another wholly owned Group Company) have been paid (whether or not they are due) and any and all agreements between a Group Company, on one hand, and the Seller or any of its Affiliates, on the other hand, have been terminated without any further obligations; and

(vi)	such evidence of the completion of the transactions contemplated by the U.S. Subsidiaries Purchase Agreement and the German Subsidiaries Purchase Agreement as is required pursuant to such agreements.

6.6	Right to Terminate

6.6.1	If the Purchaser fails to comply with any material obligation in Clause 6.2 (Payment on Closing, etc.), Clause 6.3 (Notification of Estimated Net Indebtedness and Estimated Working Capital) or Clause 6.4 (Purchaser’s Other Closing Obligations), the Seller shall be entitled (in addition to, and without prejudice to, all other rights or remedies available, including the right to claim damages) by written notice to the other:

(i)	to terminate this Agreement (other than the Surviving Clauses) without liability on its part or on the part of those on whose behalf such notice is served; or

(ii)	to effect Closing so far as practicable having regard to the defaults which have occurred; or

(iii)	to fix a new date for Closing (not being more than twenty (20) Business Days after the agreed date for Closing) in which case the provisions of Clauses 6.2 to 6.5 shall apply to Closing as so deferred but provided such deferral may only occur once.

6.6.2	This Agreement may be terminated at any time prior to the Closing by the mutual written consent of the Purchaser, on the one hand, and the Seller, on the other hand.

6.6.3	Any party terminating this Agreement pursuant to Clauses 4.3 or 6.6 must first provide written notice of such termination (describing in reasonable detail the basis therefor) to the other parties.

6.6.4	In the event of termination of this Agreement by any of Purchaser or Seller as provided above (including Clause 4.3), this Agreement shall forthwith terminate and have no further force and effect, except that (a) the covenants and agreements set forth in the Surviving Clauses shall survive such termination indefinitely and (b) nothing in Clauses 4.3 or 6.6 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

7	Post-Closing Adjustments

7.1	No later than forty-five (45) Business Days after the Closing Date, the Purchaser shall provide the Seller with a draft calculation of the Purchase Price, applying the provisions of Clause 3.1, Schedule 2, Part 2 and Schedule 2, Part 3, and consisting of a calculation, and accompanied by the relevant documentation, of

7.1.1	the Net Indebtedness;

7.1.2	the Working Capital;

7.1.3	the Purchase Price determined in accordance with Clause 3.1; and

7.1.4	the Adjustment Amount (if any).

7.2	If the Seller disagrees with any element of the Purchaser’s draft of the Purchase Price calculation, the Seller must give a notice of objection to the Purchaser no later than thirty (30) Business Days after delivery of the Purchaser’s draft of the calculation of the Purchase Price and refer to the provisions of the Agreement that the Seller invokes in support of its position, including which adjustments to the Adjustment Amount (if any) the Seller requests. Unless (i) any objection has been served to the Purchaser within the time frame stipulated in the Clause 7.2; and (ii) the objection contains all such information as specified in the immediate preceding sentence, the calculation of the Purchase Price prepared by the Purchaser will be final and binding between the parties.

7.3	The Purchaser must procure that the Group makes available and gives the Seller and its advisors access during usual business hours and upon two (2) Business Days’ notice to all necessary information and relevant employees within the Group, and shall use reasonable efforts to also make available the Group Companies’ auditors, to enable the Seller to review the Purchaser’s calculation of the Purchase Price within the time frame set out in Clause 7.2.

7.4	If the Seller gives notice of an objection to the Purchaser’s calculation of the Purchase Price in accordance with Clause 7.2, the parties must attempt to reach an agreement on the Disputed Matters no later than fifteen (15) Business Days after the Seller’s receipt of the objection. If the parties are unable to reach an agreement within this time limit, either party may demand that the Disputed Matters be referred to the Expert, with instruction to deliver a final resolution on such Disputed Matters within forty-five (45) days following the submission to it of the Disputed Matters:

7.4.1	the Expert will resolve the Disputed Matters by determining the proper value of the items which are subject of the Disputed Matters in accordance with the Agreement, including Clause 3. The Expert’s decision on the Disputed Matters must be within the range of values proposed for such Disputed Matter by the Purchaser and the Seller. If the determination of the Disputed Matters depends on an accounting estimate, the Expert must make an independent estimate on the basis of what he considers to be fair and reasonable under the Agreement and consistent with the Accounting Principles. If the Expert’s independent determination is outside the range proposed by the parties, its determination will be deemed to be equal to the value proposed by the party which was closest to such determination. The Expert is not authorised to decide on any legal dispute concerning the interpretation of the Agreement. Any such dispute must be resolved in accordance with Clause 14.8. Upon determination of the Disputed Matters, the Expert will prepare a calculation of the Purchase Price implementing its determination on the Disputed Matters (but without making any changes to any elements of the calculation of the Purchase Price which were not Disputed Matters).

7.4.2	The calculation of the Purchase Price prepared by the Expert will be final and binding on the parties, and it can only be challenged in accordance with Clause 14.8 in the event of fraudulent acts or obvious errors. The Adjustment Amount payable (if any) shall be determined by reference to such calculation of the Purchase Price.

7.4.3	The Expert will make decisions as to the appointment of its fees and other costs between the parties based on the amount by which each party’s calculation of the Purchase Price deviated from the Purchase Price determined by such party.

7.5	No later than five (5) Business Days after the calculation of the Purchase Price has become final and binding on the parties in accordance with this Clause 7, the Adjustment Amount (together with the interest accrued on the Adjustment Amount at the Applicable Rate from the Closing Date up to and including the date of payment) must be paid in immediately available funds by the Seller to the Purchaser, or by the Purchaser to the Seller (as applicable), provided that:

7.5.1	if the Adjustment Amount shall be paid by the Purchaser to the Seller, 10 per cent of the Adjustment Amount shall be paid by the Purchaser into the Escrow Account and the payment of the remainder of the Adjustment Amount to the Seller shall fully discharge the Purchaser’s obligation under this Clause 7.5; and

7.5.2	if the Adjustment Amount is to be paid by the Seller to the Purchaser, 10 per cent of the Adjustment Amount shall be released from the Escrow Account in accordance with Clause 5.1.2 of the Escrow Agreement and such release together with the payment by the Seller to the Purchaser of the remainder of the Adjustment Amount shall fully discharge the Seller’s obligation under this Clause 7.5.

8	Post-Closing Obligations

8.1	Continuing Obligations

8.1.1	Appointment of New Directors

The Purchaser shall:

(i)	Promptly following Closing and, for the avoidance of doubt, on the Closing Date to the extent practicable, cause shareholders’ meetings to be held or shareholders’ actions to otherwise be taken to appoint new directors of the board in the Company and in Gambro AB and shall promptly notify the changes to Swedish Companies Registration Office (Sw. Bolagsverket) and use reasonable efforts to procure confirmation of receipt of such notification; and

(ii)	promptly following receipt of such confirmation and, for the avoidance of doubt, on the Closing Date to the extent practicable, cause board meetings to be held or board actions to otherwise be taken to appoint new company signatories in the Company and in Gambro AB, and shall promptly notify the changes to Swedish Companies Registration Office (Sw. Bolagsverket).

All minutes and necessary ancillary documentation referred to in this Clause 8.1.1 shall be prepared by the Purchaser.

8.1.2	Discharge of Directors’ Liability

The Purchaser shall, provided that the auditors recommend it, discharge or procure the discharge of all directors of the board of the Company and its Subsidiaries in office immediately prior to Closing from their personal liability in their capacity as directors for the period up to and including the Closing Date at the next annual general meetings of the Company and the Subsidiaries, except in the case of fraud, bad faith or deliberate concealment.

8.1.3	Necessary Documents, etc.

The Purchaser and the Seller shall from time to time execute such documents and perform such acts and things as the other party may reasonably require to give the other party the full benefit of this Agreement.

8.1.4	Escrow Joint Releases

If Purchaser or Seller reasonably requests that the other party sign a joint written notice providing for release of funds pursuant to Clause 5.1.2 of the Escrow Agreement, the other party shall cooperate in signing such joint written notice reasonably promptly (and in any event within thirty (30) days after receipt of such request) unless it intends to object to such release and has a good faith basis for objecting to such release.

9	Warranties

9.1	The Seller’s Warranties

9.1.1	The Seller warrants to the Purchaser that the statements set out in Schedule 4 (Seller’s Warranties) are true, accurate and not misleading as of the date of this Agreement and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout Schedule 4).

9.1.2	Any Seller’s Warranty qualified by the expression “to the Seller’s knowledge” or any similar expression shall, unless otherwise stated, be deemed to refer to the actual knowledge of the Institutional Directors and the Key Employees.

9.2	The Seller’s Disclosures

The Seller’s Warranties are subject to any matter which is Fairly Disclosed in the Data Room.

9.3	The Purchaser’s Warranties

The Purchaser warrants to the Seller that the statements set out in Schedule 5 (Purchaser’s Warranties) are true and accurate and not misleading as of the date of this Agreement and will be true and accurate and not misleading at Closing.

10	Seller’s Liability for Breach of Warranties, etc.

10.1	Liability

10.1.1	In case of any breach of this Agreement, the Seller shall indemnify and hold harmless the Purchaser Parties in accordance with the provision of Clause 10.2 (Remedies).

10.1.2	The Seller’s sole and exclusive liability after the Closing in respect of the warranties made by the Seller in this Agreement (including the schedules and exhibits to this Agreement) shall be as set forth in this Clause 10, and the Seller shall have no other liability in respect thereof after the Closing based on any other representation or warranty, express or implied, or any other agreement, contract, statute, including under the Swedish Sale of Goods Act (Sw. Köplagen, 1990:931), or pursuant to legal theory or on any other ground, except in each case in the event of gross negligence (Sw. grov vårdslöshet) or wilful misrepresentation (Sw. uppsåt).

10.1.3	The Seller and the Purchaser acknowledge and agree that the other parties would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the Seller and the Purchaser agree that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court or in any location having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

10.1.4	In no event shall the Company or any of its Affiliates have any liability whatsoever to the Seller (or any Affiliate of the Seller) for breaches of the warranties, agreements or covenants of the Seller hereunder, and the Seller shall not (and shall cause its Affiliates not to) in any event seek contribution from the Company or any of its Affiliates in respect of any payments required to be made by the Seller pursuant to this Agreement.

10.2	Remedies

The Purchaser’s sole and exclusive monetary remedy after the Closing for breach of this Agreement shall be to make a claim for Losses (which shall, to the extent recovered, result in a corresponding reduction of the Purchase Price).

10.2.1	Any such claim for Losses (and any corresponding reduction of the Purchase Price) shall be for an amount corresponding to the Losses resulting from, in connection with, relating or incidental to or by virtue of such breach.

10.2.2	For the avoidance of doubt, and without prejudice to the generality of Clause 10, the Seller shall have no liability for any indirect Loss suffered by the Purchaser, including, without limitation, loss of synergies or loss of other similar profits, revenues or advantages that the Purchaser or its affiliated parties expected to make or obtain, or Losses relating to profits or revenues lost, under the Purchaser’s existing contracts or under contracts that the Purchaser expects to, or will, enter into with third parties; provided that this Clause 10.2.2 shall not limit the Seller’s liability with respect to any such Losses to the extent paid or payable to a third party).

10.3	Escrow

Payments for settlement of claims under this Agreement shall exclusively be made from the Escrow Funds in accordance with the terms of the Escrow Agreement except that such limitation shall not apply to any claims under the Specified Warranties. All other amounts owed or payable from the Seller to the Purchaser or any Purchaser Party shall be made from the Escrow Funds only with the prior written consent of the Purchaser in its sole discretion.

10.4	Manner of Payment

Except as otherwise provided herein, any indemnification of the Purchaser Parties pursuant to this Clause 10 shall be effected by wire transfer of immediately available funds from the Seller to an account designated by the applicable Purchaser Party within ten (10) days after the determination thereof. Any such indemnification payments shall include interest at the Applicable Rate calculated on the basis of the actual number of days elapsed over 360, from the date any such Loss is suffered or sustained to the date of payment. All indemnification payments under this Clause 10 shall be deemed adjustments to the Purchase Price.

11	Limitation of Liability

11.1	Time Limitation for Claims

11.1.1	The Seller shall not be liable under this Agreement unless a notice of the claim is given by the Purchaser to the Seller providing detailed information of the legal and factual basis of the claim and the evidence then available on which the Purchaser relies and, if practicable, an estimate of the amount of losses which are, or are to be, the subject of the claim (including any losses which are contingent on the occurrence of any future event) within fifteen (15) months from the Closing Date, except that there shall be no time limitation for giving notice of any claim under Clause 1.1 (The Shares and the Group Companies), Clause 1.2 (Incorporation), Clause 4.1 (Authorization) and Clause 5 (Subsidiaries) of Schedule 4 (Seller’s Warranties).

11.1.2	If the Purchaser becomes aware of any third party claim that the Purchaser Parties would reasonably expect to result in a claim against the Seller under this Agreement, the Purchaser shall within thirty (30) Business Days give notice in writing to the Seller setting out such information as is available to the Purchaser as is reasonably necessary to enable the Seller to assess the merits of the claim, to act to preserve evidence and to make such provision as the Seller may consider necessary; provided that failure to give notice within such period shall not affect the rights of the Purchaser except to the extent that the Seller is prejudiced by the failure.

11.1.3	Any claim notified pursuant to Clause 11.1.1 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn twelve (12) months after the relevant time limit set out in Clause 11.1.1 if Purchaser is not at such time continuing to use commercially reasonable efforts to resolve or finalize such claim or, in the case of any contingent liability, twelve (12) months after such contingent liability becomes an actual and definitive liability, unless in each case at such time legal proceedings (or arbitration proceedings hereunder) in respect of the relevant claim have been commenced by being both issued and served.

11.2	Minimum Claims

The Seller shall not be liable pursuant to Clause 10.2 of this Agreement in respect of:

11.2.1	any individual claim (or a series of claims arising from substantially identical facts or circumstances) where the liability agreed or determined (disregarding the provisions of this Clause 11.2.1) in respect of any such claim or series of claims does not exceed SEK 8,000,000; and

11.2.2	any claim unless the aggregate amount of all claims for which the Seller would otherwise be liable under this Agreement (disregarding the provisions of this Clause 11.2.2) exceeds SEK 220,000,000. Where the amount of Losses in respect of all claims referred to in this Clause 11.2.2 exceeds 220,000,000, the Seller shall be liable for such part of the Loss exceeding SEK 110,000,000, except that the limitations in this Clause 11.2 shall not apply to any claim for breach of any of the Specified Warranties.

11.3	Maximum Liability

The aggregate liability of the Seller with respect to claims made pursuant to Clause 10.2 of this Agreement shall not exceed the Escrow Funds, except that such limitation shall not apply to any claim for breach of any of the Specified Warranties.

11.4	Provisions

The Seller shall not be liable under this Agreement in respect of any claim to the extent an allowance, provision or reserve is made in the Audited Accounts or Management Accounts for the matter giving rise to the claim.

11.5	Matters Arising Subsequent to this Agreement

The Seller shall not be liable under this Agreement in respect of any matter, act, omission or circumstance, to the extent that the same would not have occurred but for:

11.5.1	Agreed Matters

Any matter or thing done or omitted to be done that is required by (and not expressly prohibited by) this Agreement or otherwise at the request in writing or with the approval in writing of the Purchaser;

11.5.2	Acts of the Purchaser

Any commercially unreasonable act, omission or transaction of the Purchaser or any member of the Purchaser’s Group or any of the Group Companies, or their respective directors, officers, employees or agents or successors in title, after Closing;

11.5.3	Changes in Legislation

(i)	the passing of, or any change in, after the date of this Agreement any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body (it being understood and agreed that, if any law, rule, regulation or administrative practice not in force at the date of this Agreement has replaced legislation that did exist at the date of this Agreement, any damages shall be determined by reference to the corresponding legislation that existed at the date of this Agreement such that this Clause 11.5.3(i) serves only to ignore the extent of the changes resulting from such new law, rule, regulation or administrative practice) including (without prejudice to the generality of the foregoing) any increase in the rates of Taxes or any imposition of Taxes or any withdrawal of relief from Taxes not actually (or prospectively) in effect at the date of this Agreement; or

(ii)	any change after the date of this Agreement of any generally accepted interpretation or application of any legislation;

11.5.4	Accounting and Taxes Policies

any change (other than changes taken to correct pre-existing errors or non-compliance issues) in accounting or Taxes policy, bases or practice of the Purchaser or any of the Group Companies introduced or having effect after Closing (it being understood and agreed that, if any change in accounting or Taxes policy, bases or practice has been made, any damages shall be determined by reference to the corresponding accounting or Taxes policy, bases or practice that existed at the date of this Agreement such that this Clause 11.5.4 serves only to ignore the extent of the changes resulting from such new accounting or Taxes policy, bases or practice).

11.6	Insurance

The Seller shall not be liable under this Agreement in respect of any claim to the extent that the Losses in respect of which such claim is made are actually recovered (net of any increase in premiums resulting from such recovery) by the Purchaser or its Affiliates under insurance policies with respect to such Losses. Each party hereby waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses.

11.7	Tax Benefit

If any loss or cost for which the Seller is liable under this Agreement is a tax-deductible item, the recoverable loss or cost shall be reduced by an amount equivalent to the net cash tax benefit actually realized by the Purchaser or any of its Affiliates during or prior to the year of the indemnity payment, treating such Tax items attributable to the Loss as the last items claimed for any taxable year.

11.8	Purchaser’s Actual or Constructive Knowledge

The Seller shall not be liable in respect of any claim for breach of this Agreement to the extent that the facts giving rise to the relevant claim were actually known by the Purchaser or by any of its directors or officers prior to signing this Agreement. The Purchaser shall be deemed to have knowledge of

11.8.1	any matter which has been Fairly Disclosed in this Agreement or the Purchaser Due Diligence Reports; and

11.8.2	the Data Room, provided that such material has been Fairly Disclosed.

11.9	Mitigation of Losses

To the extent required by applicable Law, the Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation would give rise to a liability in respect of any claim under this Agreement.

11.10	Purchaser’s Right to Recover

11.10.1	Contingent Liabilities

The Seller shall not be liable under this Agreement in respect of any liability which is contingent unless and until such contingent liability becomes an actual and definitive liability.

11.10.2	Following Recovery from the Seller, etc.

Where the Seller made a payment to the Purchaser in relation to any claim and the Purchaser or any Purchaser Party recovers (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any member of the Purchaser Group (in whole or in part) in respect of the liability or Loss which is the subject of a claim, the Purchaser or relevant member of the Purchaser Group shall pay to the Seller as soon as practicable after receipt an amount equal to the amount recovered from the third party (net of Taxation and less any costs of recovery, including any actual increase in insurance premiums resulting from a claim).

11.11	Double Claims

The Purchaser shall not be entitled to recover from the Seller under this Agreement more than once in respect of the same Losses suffered.

11.12	Gross Negligence and Wilful Misconduct

Nothing in this Agreement (including this Clause 11) shall limit or restrict any of the Purchaser Parties’ rights to maintain or recover any amounts in connection with any action or claim based upon gross negligence (Sw. grov vårdslöshet) or wilful misconduct (Sw. uppsåt).

11.13	Tax Treatment of Indemnification Payments

All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax, accounting and other purposes, unless otherwise required by Law.

12	Third Party Claims

If a matter or circumstance that may give rise to a claim against the Seller under this Agreement is a result of or in connection with a claim by or liability to a third party (including any claim by any Tax Authority) then:

12.1	No Admissions

No admissions in relation to such third party claim shall be made by or on behalf of the Purchaser or any other member of the Purchaser’s Group and the claim shall not be compromised, disposed of or settled without the written consent of the Seller if, in each case, such admission, compromise, disposition or settlement would result in injunctive or other equitable relief against the Seller or if such admission, compromise, disposition or settlement does not expressly and unconditionally release the Seller from all liabilities and obligations with respect to such claim;

12.2	Right to Participate in Defense of Claims

The Seller shall be entitled at its own expense and in its absolute discretion, by notice in writing to the Purchaser, to participate in the defense of such claim and to employ counsel of its choice for such purpose, and the Purchaser shall allow the Seller reasonable access to information and to employees of the Purchaser or the relevant Subsidiary of the Purchaser or any other relevant member of the Purchaser’s Group relating to such matters within the control of the Purchaser; provided that (a) the participation by such Seller shall be without prejudice to the rights of the Purchaser or any member of the Purchaser’s Group to deal with such matter and (b) the Purchaser’s Group shall in any event control the defense of such matters and shall have sole final authority in respect of such matters, subject to the Seller’s consent rights set forth in Clause 12. The Purchaser shall in any event keep the Seller informed as to the steps which are being taken in connection with the third party claim; provided, however, that notwithstanding anything to the contrary in this Clause 12, the Purchaser shall not be required to do anything which could adversely impact the legal and/or litigation privilege in respect of any information relating to such matter; provided that the failure to so inform the Seller shall not relieve the Seller of its obligations hereunder except to the extent that (and only to the extent that) the Seller has been prejudiced thereby;

12.3	Investigation by the Seller

The Purchaser shall allow, and shall procure that the relevant Group Company allows, the Seller and its advisers to reasonably investigate the matter or circumstance alleged to give rise to a claim; and

12.4	Assistance with Claims

The Purchaser shall, and the Purchaser shall procure that any other members of the Purchaser’s Group shall, at the Seller’s expense, give all such information and assistance as the Seller may reasonably request, including such professional or legal advisers as the Seller may nominate, in connection with the Seller’s participation in the defense of any such third party claims.

13	Confidentiality

13.1	Until the Closing, all information received or obtained as a result of entering into and performing this Agreement, including all information relating to (i) the terms or existence of the Agreement; and (ii) all information concerning the other party and the Group, shall be treated as “Confidential Information” under and shall be subject to the restrictions contained in the confidentiality agreement between the parties dated 23 April 2012 (the “Confidentiality Agreement”). The Confidentiality Agreement shall terminate immediately upon Closing.

13.2	Notwithstanding Clause 13.1, promptly after the date of this Agreement, each of the parties will issue a press release in the agreed form set out in Schedule 10. Except as set forth in the first sentence of this Clause 13.2, prior to the Closing (and after the Closing, except with respect to the Purchaser and its Affiliates), the parties hereto shall not issue or cause the publication of any press release or other public announcement (including announcements to employees, customers and suppliers) with respect to this Agreement or the transactions contemplated hereby; provided, however, that nothing herein shall prohibit the Purchaser or its Affiliates from issuing or causing publication of any such press release or public announcement to the extent that the Purchaser determines such action to be required by Law, applicable regulation or stock exchange listing requirement.

13.3	The restrictions in Clause 13.1 shall not apply to (a) any announcement or circular required by Law, by any stock exchange or any regulatory or other supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of Law, (b) any offering materials (including any circular), investor presentations or other communications in the ordinary course of the Purchaser’s financing of the transactions contemplated by this Agreement or (c) disclosure by Institutional Owners to any of its direct or indirect shareholders or limited partners, provided with respect to Clause (c) that (i) the disclosure excludes any information regarding the business or prospects of the Group Companies and (ii) such information is disclosed on a confidential basis.

13.4	The Seller agrees not to disclose or use at any time (and shall cause its Affiliates not to use or disclose at any time) any Confidential Information. The Seller further agrees to take all commercially reasonable steps (and to cause its Affiliates to take all commercially reasonable steps) to safeguard such Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. In the event the Seller or any of its Affiliates is required by Law to disclose any Confidential Information, the Seller shall promptly notify the Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and the Seller shall cooperate with the Purchaser’s Group to preserve the confidentiality of such information consistent with applicable Law.

14	Other Provisions

14.1	Whole Agreement

This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

14.2	No Assignment

Except as otherwise expressly provided in this Agreement, neither party may without the prior written consent of the other party, assign, grant any security interest over or otherwise transfer the benefit of the whole or any part of this Agreement, except that the Purchaser may assign this Agreement and any of the rights, interests or obligations to an Affiliate so long as the Purchaser continues to remain fully and primarily liable for all obligations hereunder. This Agreement and all of the covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the parties hereto, shall bind and inure to the benefit of the respective permitted heirs, successors and assigns of the parties hereto whether so expressed or not.

14.3	Variation

No amendment, waiver or variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

14.4	Costs

The Seller shall bear all costs incurred by it in connection with the preparation, negotiation and entry into this Agreement. The Purchaser shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into this Agreement.

14.5	Notices

14.5.1	Any notice in connection with this Agreement shall be:

(i)	in writing in English;

(ii)	delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

14.5.2	A notice to the Seller shall be sent to such party at the following address, or such other person or address as the Seller may notify to the Purchaser from time to time:

Indap Sweden AB

c/o Linklaters Advokatbyrå AB

Regeringsgatan 67

SE-103 98 Stockholm

Sweden

Fax: +46-8 667 68 83

Attention: Roger Johnson

with a copy to:

Linklaters Advokatbyrå AB

Regeringsgatan 67

SE-103 98 Stockholm

Sweden

Attention: Roger Johnson

14.5.3	A notice to the Purchaser shall be sent to such party at the following address, or such other person or address as the Purchaser may notify to the Seller from time to time:

Baxter International Inc.

One Deerfield Parkway

Deerfield, Illinois 60015

United States of America

Fax: (847) 948-2450

Attention: General Counsel

with a copy to:

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

United States of America

Fax: (312) 862-2200

Attention: R. Scott Falk, P.C.

                  Roger D. Rhoten

14.5.4	A notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time of delivery, if delivered by hand, registered post or courier;

(ii)	at the time of transmission, if delivered by fax.

14.6	Invalidity

14.6.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

14.6.2	If any illegal, invalid or unenforceable provision would be legal, valid and enforceable if some part of it were deleted or modified, the provision shall apply with whatever deletion or modification is necessary to give effect to the commercial intention of the parties.

14.7	Governing Law

This Agreement shall be solely governed by and construed in accordance with substantive Swedish law.

14.8	Arbitration

14.8.1	Except in relation to Disputed Matters in connection with Clause 7 (which shall be resolved in accordance with Clause 7), any dispute arising out of or in connection with the Agreement, including any dispute concerning its existence or validity, that cannot be settled between the Seller and the Purchaser within twenty (20) Business Days of that dispute arising shall be referred to and finally settled by arbitration under the Rules of the London Court of International Arbitration (the “LCIA Rules”) in force when the request for arbitration is submitted, which LCIA Rules are deemed to be incorporated by reference into this Clause 14.8.1.

14.8.2

The arbitration shall be conducted by three arbitrators. Each of the Seller and the Purchaser will nominate one arbitrator and the two arbitrators thus nominated shall nominate the third arbitrator and notify the parties to the arbitration and the LCIA Court of such nomination. If either the Seller or the Purchaser fails to nominate an arbitrator in accordance with the LCIA Rules, or if the two initially appointed arbitrators fail to agree on the identity of the third arbitrator within fifteen (15) days of the appointment of the second arbitrator, the LCIA Court will appoint the third arbitrator. The third arbitrator shall act as chairman of the Arbitral Tribunal. All arbitrators will be qualified lawyers with at least fifteen (15) years’ experience of international commercial transactions and at least five (5) years’ experience of sitting as an arbitrator in disputes relating to international commercial transactions.

14.8.3	The seat or legal place of the arbitration proceedings will be London (although hearings may take place in Stockholm if the parties to the arbitration agree) and the language of the proceedings will be English.

14.8.4	Each of the Seller and the Purchaser shall pay the fees and other costs of its own advisors in connection with the arbitration. The arbitration shall determine the apportionment of its fees and other costs between the Seller and the Purchaser taking the outcome of the arbitration into account.

14.9	No Third Party Beneficiaries

Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third parties specifically including employees and creditors of the Company and its Subsidiaries.

14.10	Counterparts

This Agreement may be executed in one or more counterparts (including by means of facsimile or electronic transmission in portable document format (pdf) transmission)), all of which taken together shall constitute one and the same instrument.

14.11	Interpretation

The headings and captions used in this Agreement, in any Schedule or Exhibit hereto, in the table of contents or in any index hereto are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement or any Schedule or Exhibit hereto, and all provisions of this Agreement and the Schedules and Exhibits hereto shall be enforced and construed as if no caption or heading had been used herein or therein. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement. Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form. The use of the word “including” (or definitions thereof) herein shall mean “including without limitation” and, unless the context otherwise required, “neither,” “nor,” “any,” “either” and “or” shall not be exclusive. The parties hereto intend that each warranty and covenant contained herein shall have independent significance. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

In witness whereof this Agreement has been duly executed.

INDAP SWEDEN AB

By	/s/ Helena Saxon	By	/s/ Roger Johnson
	Name: Helena Saxon		Name: Roger Johnson
	Title: Director		Title: by power of attorney

BAXTER INTERNATIONAL INC.

By	/s/ Robert J. Hombach
Name: Robert J. Hombach
Title: CVP, Chief Financial Officer